                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ACT OF 1934




                         COMMISSION FILE NUMBER 1-14337



                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                   ------------------------------------------
                            (Full title of the Plan)



                               PENTON MEDIA, INC.
                               ------------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)




                  1300 East Ninth Street, Cleveland, Ohio 44114
                  ---------------------------------------------
                (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               INDEX TO FORM 11-K






                                                                  Page

(a)   Financial Statements - financial statements                 3-14
      required to be filed are listed in the
      Index to Financial Statements attached
      hereto, which is incorporated herein by
      reference.


(b)   Signatures                                                  15

(c)   Exhibit:

      Number         Description
      ------         -----------

       23            Consent of Independent Accountants           16

    PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN


    FINANCIAL STATEMENTS
    AND SUPPLEMENTAL SCHEDULE

    DECEMBER 31, 2000 AND 1999

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                         Page

Report of Independent Accountants                                           5

Financial Statements:
    Statements of Net Assets Available for Benefits
       at December 31, 2000 and 1999                                        6

    Statements of Changes in Net Assets Available for Benefits
       for the years ended December 31, 2000 and 1999                       7


    Notes to Financial Statements                                        8-13


Supplemental Schedule required by ERISA: *
    Schedule H Part IV Item 4i -
      Schedule of Assets Held for Investment Purposes at
        December 31, 2000                                                  14















* Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Penton Media, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Penton Media, Inc. Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Cleveland, Ohio
June 20, 2001

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                             DECEMBER 31,
                                                       2000             1999

Assets:
    Investments, at fair market value             $ 69,917,426     $ 82,396,043
    Participant loans                                1,375,468        1,464,073
                                                  ------------     ------------
             Total Investments                      71,292,894       83,860,116

 Contribution Receivables:
    Employee contributions                              14,966             --
    Employer contributions                               5,704           11,793
                                                  ------------     ------------
                                                        20,670           11,793

Net assets available for benefits                 $ 71,313,564     $ 83,871,909
                                                  ============     ============






The accompanying notes are an integral part of the financial statements.

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                       FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                       2000             1999
Increases:
   Investment Income:
     Net (depreciation) appreciation in
        fair market value of investments          $ (9,123,790)    $ 10,996,861
     Interest and dividends                          4,610,751        4,040,862
                                                  ------------     ------------
                                                    (4,513,039)      15,037,723
   Contributions:
     Participant contributions                       6,057,797        6,293,135
     Employer contributions                          1,711,065        1,772,677
                                                  ------------     ------------
                                                     7,768,862        8,065,812

   Transfers in (Note 1)                                  --          1,841,634
                                                  ------------     ------------

        Total Additions                              3,255,823       24,945,169

Deductions:
   Benefit payments to participants                (15,798,501)      (7,616,672)
   Administrative fees                                 (15,667)         (13,066)
                                                  ------------     ------------

        Total Deductions                           (15,814,168)      (7,629,738)

   Net (decrease) increase                         (12,558,345)      17,315,431


Net Assets Available for Benefits:
   Beginning of year                                83,871,909       66,556,478
                                                  ------------     ------------
   End of year                                    $ 71,313,564     $ 83,871,909
                                                  ============     ============





The accompanying notes are an integral part of the financial statements.

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

     1.  PLAN DESCRIPTION

      The following description of the Penton Media, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL
      Prior to August 7, 1998, Penton Media, Inc. ("Penton" or "Company") was a wholly owned subsidiary of Pittway Corporation ("Pittway"). Pittway distributed 100% of Penton's common stock on August 7, 1998, to Pittway's shareholders in a tax-free spinoff. On September 1, 1998, the Company adopted the Plan, a 401(k) defined contribution plan. Assets, in the amount of $49,160,575 and $231,007, and liabilities attributable to Penton employees in the Pittway Corporation Blue Chip and Profit Sharing Savings Plan (the "Pittway Plan") were transferred to the Plan during 1998 and 1999, respectively. Amounts transferred are included as transfers in, in the statements of changes in net assets available for benefits.

      In November 1998, Penton acquired all of the outstanding shares of Mecklermedia Corporation which was renamed Internet World Media, Inc. ("Internet World Media"). On February 1, 1999, Internet World Media employees ceased participation in the Mecklermedia Corporation 401(k) Plan ("Mecklermedia Plan"), the Mecklermedia Plan was frozen and Internet World Media employees began participation in the Plan. Effective December 31, 1999, the Mecklermedia Plan was merged into the Plan and the assets from the Mecklermedia Plan valued at $1,610,627, were transferred to Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), the trustee of the Plan. Amounts transferred are included as transfers in, in the statements of changes in net assets available for benefits.

      In May 1999, Penton acquired substantially all the assets of New Hope Communications, Inc. ("New Hope"). On July 1, 1999, New Hope employees began participation in the Plan. Pursuant to Section 401(k)(10) of the Internal Revenue Code ("Code"), the New Hope employees were given the option to keep their accounts in the New Hope Communications, Inc. 401(k) Plan ("New Hope Plan"), transfer their account balances to a qualified IRA, receive a distribution, or transfer their account balances to the Plan. Assets rolled over from the New Hope Plan into the Plan are included as participant contributions in the statements of changes in net assets available for benefits.

      On November 30, 1999, Penton sold its Printing segment. Pursuant to
      Section 401(k)(10) of the Code, employees of the Printing segment were given the option to keep their accounts in the Plan, transfer their account balances to a qualified IRA, transfer their account balances to a new plan or receive a distribution.

      On March 15, 2000 Penton sold its Direct Mail segment. Pursuant to Section 401(k)(10) of the Code, employees of the Direct Mail segment were given the option to keep their accounts in the Plan, transfer their account balances to a qualified IRA, transfer their account balances to a new plan or receive a distribution.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All non-union employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

      CONTRIBUTIONS
      Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      contributed to the Plan. The matching percentage contributed by the Company is determined by resolution of the Board of Directors of the Company, at their discretion. The Company currently contributes 50% of the first 6% of the contribution that the participant contributes to the Plan. Contributions are subject to certain limitations.

      The Plan also permits rollover contributions from other qualified retirement plans. Rollover contributions are included in participant contributions and amounted to $964,323 in 2000 and $1,310,289 in 1999.

      PARTICIPANT ACCOUNTS
      Fidelity maintains an individual account for each participant. This account is credited with participant contributions, employer matching contributions and Plan earnings, as allocated, based upon each participant's election.

      VESTING
      Participants are immediately vested in both employee and the employer matching contributions, plus actual earnings thereon.

      INVESTMENT OPTIONS
      Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in one quarter percent increments in any of eight investment options. Two of the investment options are no longer available for future investment purposes, as noted in the descriptions which follow.

      Northern Trust is the trustee for the following funds: Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund (see below) and the AptarGroup Inc. Stock Fund. Northern Trust reports all activity of these funds to Fidelity. Fidelity manages the following remaining funds: - Retirement Government Money Market Portfolio, Managed Income Portfolio, Growth & Income Portfolio, Aggressive Growth Fund, Magellan Fund, Spartan 500 Index Fund, and the Diversified International Fund.

      Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

      Fidelity Managed Income Portfolio is a stable value fund (common or collective trust). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

      Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

      Fidelity Aggressive Growth Fund is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes.

      Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



      Spartan 500 Index Fund is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks and other securities that are based on the value of the index.

      Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

      AptarGroup, Inc. Stock Fund is a fund which, under a former plan, invested exclusively in shares of AptarGroup, Inc. stock. Any contributions or investment gains previously invested in the AptarGroup, Inc. Stock Fund, may, at the present time, remain invested in Aptar Stock. These contributions or investment gains may be reinvested in another fund. The AptarGroup, Inc. Stock Fund is no longer available as an investment option for future contributions.

      Pittway Corporation Stock Fund is a fund which, under a former plan, invested exclusively in shares of Pittway Corporation Class A stock. Early in 2000, Pittway was sold to Honeywell International, Inc ("Honeywell"). Upon consummation of the transaction, the Pittway Corporation Stock Fund was liquidated and participants were given the option to transfer any assets held in the Pittway Stock Fund to the other remaining funds. During 1999 and 2000 (for the period prior to the sale to Honeywell), the fund was not available as an investment option; therefore, any contributions or investment gains previously invested in the fund remained invested in Pittway stock.

      Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock. Investment gains may result from both dividends and increases in the market value of shares. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $10,000 or 50% of the account balance. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 7.04% to 10.50%. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS AND WITHDRAWALS
     A participant may withdraw their account balance upon termination of employment or upon reaching age 591/2 by calling Fidelity directly.

     Hardship withdrawals are available if requirements are met as outlined in the plan document.

     Upon termination of employment or death, the accumulated benefits will be paid to the participant or beneficiary based on their payment election. Participants may elect to receive either a lump sum, a series of installments over a period of time as determined by the plan document, or a combination of the two.

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

     The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments in the AptarGroup, Inc. Stock Fund, Pittway Corporation Stock Fund, and Penton Media, Inc. Stock Fund are valued at quoted market prices at year end. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Portfolio, Spartan 500 Index Fund, Fidelity Aggressive Growth Fund and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Retirement Government Money Market Portfolio and Fidelity Managed Income Portfolio are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates fair market value.

     Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid by the Plan.

     TRUSTEE EXPENSES AND ADMINISTRATIVE EXPENSES
     Certain trustee expenses and administrative expenses incurred in the administration of the Plan are paid by either the Plan, the Company, or the participants.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

     In September 1999, the Financial Accounting Standards Board issued Statement of Position 99-3 ("SOP 99-3"), "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This Statement eliminates the requirement to present financial information by fund in the financial statements. In addition, the requirement to disclose the number of units and the net asset value per unit of participation has been discontinued. The Plan has adopted SOP 99-3 for the years ended December 31, 2000 and 1999.

4.   RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

     affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

5.   RECLASSIFICATIONS

     Certain reclassifications have been made to the 1999 financial statements to conform to the current year presentation.

6.   PARTY-IN-INTEREST TRANSACTIONS

     Party-in-interest transactions consist of loans made to participants, investments in the Fidelity Funds and investments in the Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund, and AptarGroup, Inc. Stock Fund.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

8.   INVESTMENTS

     The following are investments that represent 5% or more of the Plan's net assets at December 31:

                                                                                 2000                  1999
                                                                                 ----                  ----

       Fidelity Retirement Gov't Money Market Portfolio,                    $  14,147,164         $  10,948,397
            14,147,164 and 10,948,397 shares, respectively

       Fidelity Growth & Income Portfolio                                   $  11,300,331         $  13,603,078
            268,416 and 288,512 shares, respectively

       Fidelity Magellan Fund                                               $  19,058,159         $  21,953,977
            159,750 and 160,743 shares, respectively

       Penton Media, Inc. Stock Fund                                        $   8,967,197         $   6,842,115
             333,663 and 285,084 shares, respectively

       Fidelity Aggressive Growth Fund                                      $   8,976,498         $   9,096,105
         248,175 and 152,485 shares, respectively

       Pittway Corporation Stock Fund                                       $        --           $  12,561,840
            0 and 280,324 shares, respectively




     The Plan's investments appreciated (depreciated) as follows:


                                  2000                    1999
                                  ----                    ----
       Common Stock            $     769,253         $   3,973,044
       Mutual Funds               (9,893,043)            7,023,817
                               --------------        -------------
       Total                   $  (9,123,790)        $  10,996,861
                               =============         =============

PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



9.   FEDERAL INCOME TAX STATUS

     The Plan has not filed for a favorable determination letter from the Internal Revenue Service that it is qualified under Section 401(a) of the Code. However, Pittway received a favorable determination letter dated May 22, 1995. Since the Plan was spun-off from the Pittway Plan in the same form, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. As such, the Plan financial statements do not reflect any accruals for federal and state taxes. The Plan is within the remedial amendment period which extends the determination letter filing deadline until December 31, 2001.

10.  SUBSEQUENT EVENTS

     In September 2000, Penton acquired the stock of Duke Communications International ("Duke"). Effective February 23, 2001, Duke employees ceased participation in the Duke Communications International 401(k) Retirement Plan ("the Duke Plan"), the Duke Plan was frozen and Duke employees began participation in the Plan. Effective March 7, 2001, the Duke Plan was merged into the Plan and the assets from the Duke Communications International 401(k) Retirement Plan were transferred to Fidelity, the trustee of the Plan during 2001.


                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                           SCHEDULE H PART IV ITEM 4i
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              At December 31, 2000




                          Investment Description                   Number of Shares        Market Value           Interest Rate
-----------------------------------------------------------     --------------------   --------------------   ---------------------

Fidelity Retirement Government Money Market Portfolio                  14,147,164          $ 14,147,164

Fidelity Managed Income Portfolio                                       2,004,511             2,004,511

Fidelity Growth & Income Portfolio                                        268,416            11,300,331

Fidelity Aggressive Growth Fund                                           248,175             8,976,498

Fidelity Magellan Fund                                                    159,750            19,058,159

Spartan 500 Index Fund                                                     31,384             2,848,432

Fidelity Diversified International Fund                                   108,791             2,386,875

AptarGroup, Inc. Stock Fund                                                 7,771               228,259

Penton Media, Inc. Stock Fund                                             333,663             8,967,197

Participant Loans                                                                             1,375,468           7.04% - 10.50%
                                                                                    --------------------
                                                                                           $ 71,292,894
                                                                                    ====================


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



     PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN








     BY:  /s/ JOSEPH G. NECASTRO
        ------------------------
         Joseph G. NeCastro
         Member of Plan Administrative Committee


Date:  June 29, 2001